Valuable Capital Securities, LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

June 30, 2023
With Report of Independent Registered Public Accounting Firm

FOR PUBLIC RELEASE

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70658

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __07/01/2022__ AND ENDING __06/30/2023__
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Valuable Capital Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Spectrum Center Drive, Suite 750

(No. and Street)

Irvine	CA	92618
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Colin Lam	949-326-5717	clam@valuableus.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP

(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway, Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)
10/16/2003		659	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colin Lam, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Valuable Capital Securities, LLC, as of August 28, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Please See Attached For California Compliant Jurat. (CA Gov't Code 8202) 28Aug2023

Notary Public

Signature: [signature]

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

California Jurat

(Calif. Gov't Code 8202)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of **Orange**)

Subscribed and sworn to (or affirmed) before me on this 28th day of Aug., 20 23, by Colin Kishun Lam —
— ,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



STEVE OBERLANDER
COMM. #2446998
Notary Public - California
Orange County
My Comm. Expires June 9, 2027

(Seal) Steve Oberlander
Signature of Notary Public

012022

Optional Section

Note: California state law does not require this section to be completed either in full or in part. However, any information below may prevent the accidental or fraudulent misuse of this certificate with a document for which the certificate was not originally intended for.

This Certificate Is Attached To A Document (Titled/For The Purpose Of) Form X-17A-5 Part III —.

The Attached Document Has A Date Of —.

Additional Information: "Oath or Affirmation"

01.2022

CaliforniaNotarized



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Valuable Capital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Valuable Capital Securities, LLC (the "Company") as of June 30, 2023, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
August 25, 2023

We have served as the Company's auditor since 2023.

Valuable Capital Securities, LLC
Statement of Financial Condition
June 30, 2023

ASSETS		
Cash and cash equivalents	$	694,792
Receivable from broker-dealers and clearing organizations		32,983
Deposit with clearing organization		100,000
Other receivables		3,029
Prepaid expenses and other assets		62,330
Right-of-use asset		636,281
Furniture and fixtures (net)		70,145
Leasehold improvements (net)		15,536
TOTAL ASSETS	$	1,615,096
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	151,302
Operating lease liability		639,253
TOTAL LIABILITIES		790,555
MEMBER'S EQUITY		
TOTAL MEMBER'S EQUITY		824,541
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,615,096

See accompanying notes to statement of financial condition

1. Organization and Business

Valuable Capital Securities, LLC (the "Company") is a limited liability company formed under the laws of the state of Delaware. On December 22, 2021, the Company was approved as a broker-dealer and as such is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company primarily provides retail brokerage of corporate debt and equity securities on an agency basis and is focused on bringing the U.S. market to a segment of overseas retail investors alongside its domestic clients.

The Company is a wholly owned subsidiary of Tickrs US Holdings, Inc. (the "Parent").

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not segregated and on deposit for federal or regulatory purposes. Cash and cash equivalents include deposits with banks.

Clearing Deposit and Receivable from Broker-dealers and Clearing Organizations
Pursuant to its clearing agreements with RQD Clearing, LLC ("RQD") and Velocity Clearing, LLC ("Velocity"), the Company introduces all of its securities transactions to the clearing organizations on a fully disclosed basis. Customer money balances and securities are carried on the books of the clearing organizations. In accordance with the clearing agreements, the Company has agreed to indemnify the clearing organizations for any losses which the clearing firms may sustain from carrying securities transactions introduced by the Company. Receivable from broker-dealers and clearing firms includes amounts in the Company's test accounts, fees and rebates earned.

Leases
The Company recognizes and measures its leases in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 842, Leases. The Company is a lessee in a noncancellable operating lease for office space with terms in excess of one year beginning March 1, 2023. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in future lease payments. The discount rate of our lease is not readily determinable and accordingly, the Company uses 8% for the lease. The ROU

asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Prior to the current lease, the Company was a lessee in a short-term lease that terminated on the day preceding the date the new lease commenced.

3. Right-of-use Assets and Operating Lease Liability

In accordance with ASC 842, an operating right of use asset and operating lease liability were recorded at the commencement of the office space lease on March 1, 2023 based on the present value of the future lease payments using a weighted-average discount rate of 8%. The initial term of the lease is for 3 years and expires on February 28, 2026.

Future maturities of the operating lease liability are as follows:

Year		
2023 (6 months)	$	127,803
2024		262,815
2025		272,122
2026 (2 months)		45,616
Total remaining undiscounted cash payment		708,356
Less: Present value discount		(69,103)
Operating lease liability	$	639,253

4. Furniture and Equipment, Net

Furniture and equipment are stated at cost at the date of purchase. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The useful lives of all furniture and equipment are set to 5 years.

	June 30, 2023	
Furniture and equipment	$	167,511
Less: accumulated depreciation		(97,366)
Furniture and equipment, net	$	70,145

5. Leasehold Improvements, Net

Leasehold improvements are stated at cost at the date of purchase or installation. Amortization is calculated using the straight-line method over the term of the lease, which commenced on March 1, 2023 and expires on February 28, 2026.

	June 30, 2023
Leasehold improvements	$ 17,478
Less: accumulated amortization	(1,942)
Leasehold improvements, net	$ 15,536

6. Related-Party Transactions

In March 2023 and April 2023, the Company and its affiliates Valuable Capital Crypto, LLC ("VCC"), Tickrs Advisors, LLC ("TA") and Value Tech, LLC ("VT") entered into sublease agreements whereby VCC, TA and VT each pays rent to the Company for spaces occupied within the Company's office. As of June 30, 2023, $0 was receivable from the affiliates.

In February 2023, the Company and VT entered into a master service agreement whereby VT supplies development work as well as technical software application services to the Company. As of June 30, 2023, $0 was payable by the Company to VT.

In March 2023, the Company and its Parent and VCC entered into expense sharing agreements whereby the parties agree to reimburse each other for expenses incurred by one party and paid for by the other party. As of June 30, 2023, $0 was payable by the Company to the Parent or VCC and $0 was receivable by the Company from the Parent or VCC.

7. Risk Management

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC") up to $250,000, or the SIPC up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts.

The Company serves as an introducing broker with a fully disclosed clearing arrangement with RQD. The customers' or the counterparties' inability to fulfill their contractual obligations may expose the Company to credit risk. The Company may be required to complete transactions at prevailing market prices should such events happen. Additionally, the Company may be responsible for any damages or losses sustained by the clearing organizations because of such events. The Company's exposure can be directly impacted by volatility of securities markets. The Company has not suffered any loss related to

this credit risk and seeks to manage its risk through a variety of reporting and control procedures to monitor customer activities.

8. Capital and Liquidity

The Company is currently operating at a loss. It does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statements. In connection with the Company's assessment of going concern considerations, management has determined that the Company has access to funding from the Parent through a revolving line of credit agreement. The Parent has also continued to fund the operations of the Company through equity contributions. During the twelve months ended June 30, 2023, the Parent contributed a total of $3,700,000 to the Company.

9. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain minimum net capital of not less than 2% of aggregate debit items arising from customer transactions or $250,000, whichever is greater. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if resulting net capital is less than 5% of aggregate debit items.   Net capital changes day to day. At June 30, 2023, the Company had net capital of $673,501 which exceeded the required net capital of $250,000 by $423,501.

The Company does not hold customers' cash or securities; therefore, it has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

10. Commitments and Contingencies

During the normal course of its operations, the Company may incur additional liabilities due to existing conditions, situations, legal claims, regulatory matters, or circumstances involving uncertainty as to possible loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. The Company does not have any commitments, contingencies and guarantees to report as of the fiscal year ended June 30, 2023.

11. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statement. The evaluation was performed through August 25, 2023, the date the financial statement was available to be issued. During the period, the Company received a total of $700,000 equity contributions from the Parent.   The Company has determined that there were no other events that occurred that would require disclosure in this report or would be required to be recognized in the financial statement as of June 30, 2023.